Letterhead

Entrex Carbon Market, Inc.
150 East Palmetto Park Rd, Suite 800
Boca Raton, FL 33432
Entrex.net

December 16, 2025

Eddie Kim, Esq.
United States Securities and Exchange
Commission
Division of Corporate Finance
Office of Trade & Services
Washington, DC 20549

Re:	Entrex Carbon Market, Inc.
Offering Statement on Form 1-A
Filed October 21, 2025
File No. 024-12678

Dear Mr. Eddie Kim

Entrex Carbon Market, Inc. hereby requests
 qualification of the above referenced
Form 1-A on or before 5 p.m. on December
16, 2025, or as soon as practical thereafter.

In making this request, the Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In light of the Companys readiness to proceed, the absence of any outstanding SEC comments, and time-sensitive business considerations, the Company respectfully requests that the Commission consider this request for qualification on an expedited basis, if practicable, 48 hours.


 	Respectfully Submitted,

 	/s/ Stephen H. Watkins
 	Entrex Carbon Market, Inc., CEO